Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                 June 25, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8746
             FT Short Duration Fixed Income Model Portfolio, 3Q '20
                                 (the "Trust")
                      CIK No. 1804475 File No. 333-238602
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. THE DISCLOSURE NOTES THAT THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF SHARES ISSUED BY EXCHANGE-TRADED FUNDS ("ETFS") ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, FIRST TRUST PORTFOLIOS L.P. PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN THE ETFS.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the section entitled "Portfolio - Portfolio Selection Process" of the prospectus:

      "In connection with the Trust's investments in ETFs advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor, First Trust Advisors L.P. will receive advisory fees from the underlying ETFs which it would not otherwise receive if the Trust invested solely in ETFs sponsored by unaffiliated third-parties."

Fee Table
---------

      2. PLEASE CONSIDER MOVING THE FOOTNOTES DIRECTLY BELOW THE FEE TABLE, RATHER THAN BELOW THE EXAMPLE.

      Response: The Trust believes that the footnotes, as currently presented, are appropriately ordered for investor comprehension and that moving the footnotes as the Staff suggests would make the Example less prominent.

Portfolio Selection Process
---------------------------

      3. THE ETFS INCLUDED IN THE PORTFOLIO INVEST IN SHORT DURATION FIXED-INCOME SECURITIES, WHICH ARE SELECTED BY THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE THROUGH A "DYNAMIC APPROACH" BY TARGETING A DURATION OF NO MORE THAN TWO YEARS. PLEASE DESCRIBE THE "DYNAMIC APPROACH" IN PLAIN ENGLISH.

      Response: The referenced disclosure will be replaced in its entirety with the following:

      "The ETFs included in the portfolio invest in short duration fixed income securities and have been selected by the First Trust Advisors Model Investment Committee through a dynamic approach based on a number of factors including, but not limited to, the size and liquidity of the ETF, the current dividend yield of the ETF, the quality and character of the securities held by the ETF and the expense ratio of the ETF, while attempting to limit the overlap of the securities held by the ETFs and targeting a duration of no more than three years."

      4. PLEASE REVISE THE DISCLOSURE IN THE SECOND PARAGRAPH AS TO DURATION TO PROVIDE A PLAIN ENGLISH DEFINITION OF "DURATION" IN ORDER TO AVOID CONFUSION WITH A BOND'S TERM OR TIME TO MATURITY.

      Response: The referenced disclosure will be replaced with the following:

      "The duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond's weighted average term to maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates."

Portfolio Contents
------------------

      5.  AS  THE  TRUST  IS  A  FIXED  INCOME  PORTFOLIO,  PLEASE  EXPLAIN  WHY
INVESTMENTS IN FOREIGN SECURITIES (INCLUDING AMERICAN DEPOSITORY RECEIPTS ("ADR")) AND COMPANIES WITH VARIOUS MARKET CAPITALIZATIONS ARE SPECIFIED. PLEASE DELETE OR REVISE, INCLUDING THE RISK DISCLOSURE AS TO ADRS AND LARGE CAPITALIZATION COMPANIES, AS APPROPRIATE.

      Response: Appropriate disclosure will be included based on the final portfolio for the Trust. The Trust notes that while its investment strategy focuses on investing in a fixed-income portfolio, the underlying ETFs that the Trust invests in may have exposure to foreign securities (including ADRs) and/or companies with various market capitalizations.

Risk Factors
------------

      6. PLEASE UPDATE THE RISK DISCLOSURES IN LIGHT OF CURRENT MARKET CONDITIONS, INCLUDING UPDATING THE INTEREST RATE RISK DISCLOSURE TO NOTE CURRENT HISTORICALLY LOW INTEREST RATES AND GOVERNMENTAL INTERVENTIONS AND THEIR IMPACT ON THE TRUST'S INVESTMENTS. SEE IMGU-2014-01.

      Response: The "Market Risk" and "Interest Rate Risk" disclosure in the prospectus will be replaced with the following:

      MARKET RISK. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

      The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but has resulted in disruptions to manufacturing, supply chains and sales in affected areas and negatively impacted global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      Government interventions aimed at curtailing the distress to financial markets caused by the COVID-19 outbreak such as the Federal Reserve's $700 billion quantitative easing program announced in March 2020, coupled with reducing the Federal funds rate to near-zero, may not work as intended and may result in increased volatility in financial markets. Quantitative easing refers to purchasing large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market. The impact of government interventions on the markets, and the practical implications for market participants, may not be fully known for some time.

      INTEREST RATE RISK. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trust will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. Due to the current period of historically low rates, the securities held by the Funds may be subject to a greater risk of rising interest rates than would normally be the case.

      7. THE RISK FACTORS IDENTIFY INDEX CORRELATION AND MANAGEMENT RISK AS PRINCIPAL RISKS. PLEASE DISCLOSE IN THE PORTFOLIO CONTENTS SECTION THAT THE TRUST'S PORTFOLIO WILL CONSIST OF BOTH MANAGED AND INDEXED-BASED ETFS, IF TRUE.

      Response: The following disclosure will be added to the section of the prospectus entitled "Portfolio Contents":

      "The Trust's portfolio consists of both actively managed and index tracking ETFs."

      8. THE RISK FACTORS IDENTIFY LEVERAGE RISK AS A PRINCIPAL RISK. PLEASE INCLUDE IN THE PORTFOLIO CONTENTS SECTION THE TYPES OF SECURITIES THAT THE TRUST HOLDS THAT MAY GIVE RISE TO THIS PRINCIPAL RISK.

      Response: The referenced disclosure will be removed from the Trust's prospectus.

Public Offering
---------------

      9. PLEASE DISCLOSE THE MAXIMUM SALES CHARGE IN THIS SECTION.

      Response: The Trust notes that the maximum sales charge is disclosed in the Trust's Summary of Essential Information, Fee Table, Statement of Net Assets, and the section entitled "Public Offering - Maximum Sales Charge" in the subsection entitled "Transactional Sales Charge - Initial Sales Charge," as well as the section entitled "Discounts for Certain Persons." As such, the Trust does not believe any changes are necessary to the referenced disclosure.

Expenses and Charges
--------------------

      10. THE DISCLOSURE NOTES THAT IN ADDITION TO THE TRUST'S OPERATING EXPENSES AND FEES, THE TRUST MAY ALSO INCUR CHARGES RELATED TO "THE EXPENSES AND COSTS INCURRED BY THE TRUSTEE TO PROTECT THE TRUST AND YOUR RIGHTS AND INTERESTS." PLEASE BE MORE SPECIFIC AS TO WHAT THIS INCLUDES AND/OR PROVIDE AN EXAMPLE. SEE REVISED DISCLOSURE IN FT 8740 (FILE NO. 333-237827).

      Response: The referenced disclosure in the prospectus will be replaced with the following:

      "The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee."

Income and Capital Distributions
--------------------------------

      11. THE DISCLOSURE STATES: "WE ANTICIPATE THAT THERE WILL BE ENOUGH MONEY IN THE CAPITAL ACCOUNT OF THE TRUST TO PAY THE DEFERRED SALES CHARGE." PLEASE CLARIFY TO WHOM THE TRUST PAYS THE DEFERRED SALES CHARGE. WE NOTE THAT ALL OTHER DISCLOSURE IN THE PROSPECTUS STATES THAT UNITHOLDERS PAY THE CHARGE. SEE REVISED DISCLOSURE IN FT 8740 (FILE NO. 333-237827).

      Response: The referenced disclosure will be revised to reflect that the deferred sales charge is paid to the Sponsor of the Trust.

General Comments
----------------

      12. ALTHOUGH THE INFORMATION SUPPLEMENT IS NOT PART OF THE PROSPECTUS, PLEASE NOTE THAT THE REGISTRANT SHOULD MAKE SURE THAT THE INFORMATION SUPPLEMENT IS ACCURATE AND ONLY REFLECTS INFORMATION AS TO THE INVESTMENTS OF THE TRUST COVERED BY THE REGISTRATION STATEMENT.

      Response: The Trust respectfully declines to make any changes to the Information Supplement. Given that certain of the underlying Funds held by the Trust have portfolios that are managed and can change over time, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                          ______________________
                                                           Daniel J. Fallon